NEWS RELEASE

FOR RELEASE AT 9:30 AM EDT ON OCTOBER 20, 2005

STORM CAT ANNOUNCES A PRIVATE PLACEMENT FINANCING

CALGARY and DENVER – (PR Newswire) – October 20, 2005 – Storm Cat Energy Corporation (AMEX: SCU; TSX.V: SME) announced today that it entered into a private placement purchase agreement with Canadian and U.S. investors to sell by way of a private placement up to 10,000,000 common shares of the Company at a price of $ 2.15 per share. In addition, each investor will receive a common share warrant exercisable for three tenths (3/10) of a common share, for each common share purchased in the private placement, and each full warrant will be exercisable for a period of two years at an exercise price of $ 2.52 per share.  In connection with the financing, the Company will pay placement agents fees equal to 6% of the gross proceeds from the private placement.  The closing of the financing is subject to the acceptance of the TSX Venture Exchange and satisfaction of customary terms and conditions.

The Company will also enter into a registration rights agreement with the investors obliging the Company to file with the SEC a Registration Statement on Form S-1 covering the shares issued, including any shares issued upon exercise of the warrants, by December 31, 2005.  If that Registration Statement is not filed by December 31, 2005 or is not declared effective by the SEC by April 20, 2006, then the Company will be liable to make pro rata payments to each investor in an amount equal to 1.0% of the aggregate amount invested by such investor for each 30-day period or pro rata for any portion thereof following such deadlines.

In connection with this financing directors and executive officers of the Company have entered into lock-up agreements pursuant to which they have agreed not to dispose of more than 20% of their shares of the Company until 90 days following the effective date of the above-noted Registration Statement.

The Company will use the net proceeds from the sale of the financing to continue to develop the Company’s exploration and drilling program.

The securities offered in the private placement have not been registered under the Securities Act of 1933 or any state securities laws, and unless so registered may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws. This press release is issued pursuant to Rule 135(c) of the Securities Act of 1933, and does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the common shares or warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Company has producing properties in Wyoming’s Powder River Basin, exploitation/development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage in Mongolia. The Company's shares trade on the American Stock Exchange under the symbol “SCU” and in Canada on the TSX Venture Exchange under the symbol “SME.”

Company Contact:

Scott Zimmerman, President and Chief Executive Officer

Paul Wiesner, Chief Financial Officer

Phone: 87-STORMCAT

www.stormcatenergy.com

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President and Chief Executive Officer

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.